                                                Filed Pursuant to Rule 424(b)(5)
                                                       Registration No. 33-62537

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 27, 1995)

                                 $250,000,000

                 [LOGO OF JONES INTERCABLE, INC. APPEARS HERE]

                         8 7/8% SENIOR NOTES DUE 2007

                              ------------------
                    Interest Payable April 1 and October 1

                              ------------------
  The 8 7/8% Senior Notes due 2007 (the "Notes") of Jones Intercable, Inc. (the "Company") will mature on April 1, 2007. Interest on the Notes is payable semiannually on April 1 and October 1, commencing October 1, 1997. The Notes will not be redeemable prior to April 1, 2004. The Notes will be redeemable on or after April 1, 2004 at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued interest to the date of redemption.

  The Notes will be senior unsecured obligations of the Company, ranking pari passu in right of payment with all existing and future senior indebtedness of the Company.

                              ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                           Price to   Underwriting  Proceeds to
                                          Public(1)   Discounts(2) Company(1)(3)
--------------------------------------------------------------------------------
Per Note...............................     99.440%      1.799%       97.641%
--------------------------------------------------------------------------------
Total..................................  $248,600,000  $4,497,500  $244,102,500

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deduction of expenses payable by the Company, estimated to be $10,000.

                              ------------------

  The Notes offered by this Prospectus Supplement are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Notes will be made at the office of Lehman Brothers Inc., New York, New York or through the facilities of The Depository Trust Company, on or about March 21, 1997.

                              ------------------
LEHMAN BROTHERS
            CHASE SECURITIES INC.
                         NATIONSBANC CAPITAL MARKETS, INC.
                                                  TD SECURITIES

March 18, 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF NOTES PRIOR TO THE PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE NOTES, THE PURCHASE OF NOTES FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE NOTES OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE NOTES, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

  Jones Intercable, Inc. (the "Company") acquires, develops and operates cable television systems for itself and for its managed limited partnerships. Based on the number of basic subscribers served by the Company's owned and managed cable television systems, the Company is one of the largest cable television system operators in the United States. As of December 31, 1996, the Company owned or managed 47 cable television systems serving a total of approximately 1,450,000 basic subscribers in 19 states. Glenn R. Jones, the founder, Chairman, Chief Executive Officer and controlling shareholder of the Company, is one of the pioneers in the cable television industry and has owned and operated cable television systems since 1970.

                                 THE OFFERING

Securities Offered Hereby ...  $250,000,000 of 8 7/8% Senior Notes.

Maturity Date ...............  April 1, 2007.

Interest Payment Dates ......  April 1 and October 1 of each year, commencing
                                October 1, 1997.

Redemption ..................  The Notes will not be redeemable prior to April
                                1, 2004. The Notes will be redeemable on or after April 1, 2004 at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued interest to the date of redemption. The Notes will not be subject to any mandatory redemption or sinking fund.

Ranking .....................  The Notes will be senior unsecured obligations of the Company, ranking equally with all other senior unsecured obligations of the Company.

Restrictive Covenants .......  The Indenture contains certain covenants, which restrict (among other things) the ability of the Company and certain of its subsidiaries to incur indebtedness, pay dividends or make stock purchases, consummate mergers or make certain asset dispositions. Such covenants are substantially similar to the covenants applicable to the Company's 9 5/8% Senior Notes due 2002. See "Description of the Notes."

Use of Proceeds .............  To retire the $160 million outstanding issue of
                                11.5% Subordinated Debentures due 2004 (the
                                "11.5% Debentures") at 106.75% of the principal amount thereof and for general corporate purposes. The 11.5% Debentures are redeemable on July 15, 1997. Pending any such use of the proceeds, the proceeds will be applied to reduce the amounts outstanding under the Company's revolving credit facilities.

                              RECENT DEVELOPMENTS

PROPOSED ACQUISITIONS OF CABLE TELEVISION SYSTEMS IN 1997

  In February 1997, the Company entered into an asset purchase agreement to acquire from Jones Intercable Investors, L.P., a Colorado limited partnership managed by the Company, the cable television system serving communities in and around Independence, Missouri (the "Independence System") for a purchase price of $171,213,667, which represents the average of three independent appraisals of the fair market value of the Independence System. The Company anticipates that it will receive a limited partner distribution totaling approximately $25,700,000 from the sale by the partnership of the Independence System because of the Company's equity interest in the partnership. The partnership will pay The Jones Group, Ltd., a wholly owned subsidiary of the Company, a $4,280,342 fee in connection with this transaction. The closing of the Company's purchase of the Independence System is subject to the consents of governmental authorities and other third parties and is expected to occur in the third or fourth quarter of 1997.

  In September 1995, the Company entered into an asset purchase agreement to purchase from Cable TV Joint Fund 11, a venture comprised of four Company-managed partnerships, the cable television system serving the City of Manitowoc, Wisconsin (the "Manitowoc System"). Under the terms of the asset purchase agreement, as amended in September 1996 to extend the period in which to close the transaction to June 30, 1997, the purchase price for the Manitowoc System will be $16,122,333, subject to closing adjustments. The Company anticipates that it will receive, from the four partnerships that comprise the venture, general partner distributions totaling approximately $4,518,000 upon the closing of the sale of the Manitowoc System. The closing of the Company's purchase of the Manitowoc System is subject to the approval of the limited partners of each of the partnerships that comprise the venture. The closing of this transaction is expected to occur during the second quarter of 1997.

PROPOSED DISPOSITIONS OF CABLE TELEVISION SYSTEMS IN 1997

  In August 1996, the Company entered into an asset purchase agreement with an unaffiliated party to sell the Company-owned cable television systems serving areas in and around Walnut Valley and Oxnard, both in the State of California, for $104,000,000, subject to closing adjustments. The closing of this sale is subject to a number of closing conditions, including necessary governmental and other third party consents, and is expected to occur during the second quarter of 1997.

PROPOSED EXCHANGE OF CABLE TELEVISION SYSTEMS IN 1997

  In October 1996, the Company entered into an asset exchange agreement with an unaffiliated cable television system operator. Pursuant to the exchange agreement, the Company will convey to the unaffiliated cable system operator the Company-owned cable television systems serving areas in and around Evergreen, Idaho Springs and Jefferson County, all in the State of Colorado, in exchange for the other party's cable television system serving areas in and around Annapolis, southern Anne Arundel County and the Naval Academy, all in the State of Maryland, and cash in the amount of $2,500,000, subject to normal closing adjustments. The transaction is subject to a number of closing conditions, including necessary governmental and other third party consents, and is expected to be completed in the second quarter of 1997.

                                USE OF PROCEEDS

  The net proceeds to the Company from this offering are estimated to be $244,092,500, after payment of estimated expenses. The Company anticipates that, if all conditions to closing are met, the net proceeds will be used to retire the $160 million outstanding issue of the 11.5% Debentures at 106.75% of the principal amount thereof and for general corporate purposes. The 11.5% Debentures are redeemable on July 15, 1997. Pending any such use of the proceeds, the proceeds will be applied to reduce the amounts outstanding under the Company's revolving credit facilities.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1996; pro forma to reflect the acquisition of the North Prince Georges County System on January 31, 1997 for approximately $231,367,000; and as adjusted to reflect the retirement of the 11.5% Debentures, the repayment of a portion of the Company's revolving credit facilities and the issuance of the Notes.

                                               AS OF DECEMBER 31, 1996
                                      ------------------------------------------
                                      AS REPORTED  PRO FORMA (1) AS ADJUSTED (2)
                                      -----------  ------------- ---------------
                                                (STATED IN THOUSANDS)
Cash and cash equivalents............ $    1,671    $    1,671     $    1,671
                                      ==========    ==========     ==========
Debt:
  Revolving credit facilities........ $  343,000    $  562,367     $  489,074
  8 7/8% Senior Notes due 2007, net
   of unamortized discount...........        --            --         248,600
  9 5/8% Senior Notes due 2002.......    200,000       200,000        200,000
  11.5% Subordinated Debentures due
   2004..............................    160,000       160,000            --
  10.5% Subordinated Debentures due
   2008..............................    100,000       100,000        100,000
  Other..............................      3,147         3,147          3,147
                                      ----------    ----------     ----------
    Total Debt.......................    806,147     1,025,514      1,040,821
                                      ----------    ----------     ----------
Shareholders' Investment:
  Class A Common Stock, $.01 par
   value, 60,000,000 shares
   authorized; 26,264,523 shares
   issued............................        263           263            263
  Common Stock, $.01 par value,
   5,550,000 shares authorized;
   5,113,021 shares issued...........         51            51             51
  Additional paid-in capital.........    395,278       395,278        395,278
  Unrealized holding gain on
   marketable securities.............     47,272        47,272         47,272
  Accumulated deficit................   (207,557)     (207,557)      (218,357)
                                      ----------    ----------     ----------
    Total Shareholders' Investment...    235,307       235,307        224,507
                                      ----------    ----------     ----------
    Total Capitalization............. $1,041,454    $1,260,821     $1,265,328
                                      ==========    ==========     ==========

--------
(1) Pro forma to reflect the acquisition of the North Prince Georges County System on January 31, 1997 for approximately $231,367,000. Net borrowings of $219,367,000 reflect the purchase price less a deposit of $12,000,000. The pro forma presentation does not reflect the transactions described in "Recent Developments."

(2) Reflects the issuance of the Notes and the application of the net proceeds therefrom as follows: $170,800,000 for the retirement of the 11.5% Debentures, $73,292,500 for the repayment of a portion of the outstanding balance of the revolving credit facilities. Although the 11.5% Debentures are not redeemable until July 15, 1997, the "as adjusted" presentation assumes redemption of the 11.5% Debentures on January 1, 1996.

                            SELECTED FINANCIAL DATA

  The following table sets forth selected financial data regarding the financial position and operating results of the Company and its subsidiaries. This data should be read in conjunction with the Company's consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in the Company's Annual Report on Form 10-K for the year ending December 31, 1996, which is incorporated by reference herein.

                                        YEAR ENDED DECEMBER 31,
                             --------------------------------------------------
                               1992      1993      1994      1995       1996
                             --------  --------  --------  --------  ----------
                                  (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
  Subscriber service fees..  $ 82,033  $ 99,438  $103,335  $135,350  $  248,626
  Management fees..........    16,820    17,255    17,952    21,462      19,104
  Distributions and
   brokerage fees..........       --        --        --        --       15,483
  Non cable revenue........     6,943     7,624    10,602    32,026      28,497
                             --------  --------  --------  --------  ----------
Total revenues.............   105,796   124,317   131,889   188,838     311,710
Costs and expenses:
  Cable operating expenses.    38,579    54,307    55,196    77,638     131,529
  Cable general &
   administrative expenses.     9,304    10,034     8,120     8,284      16,586
  Non cable operating,
   general &
   administrative..........     6,793     7,989    11,810    32,382      28,410
  Depreciation and
   amortization............    39,597    43,328    45,585    55,805     131,186
                             --------  --------  --------  --------  ----------
Operating income (loss)....    11,523     8,659    11,178    14,729       3,999
Other income (expense):
  Interest expense.........   (38,112)  (40,780)  (36,883)  (49,552)    (67,782)
  Interest income..........     4,851     3,919     5,886    14,383       3,758
  Equity in losses of
   affiliated entities.....    (3,997)   (3,817)   (3,707)      (58)     (3,473)
  Gain (loss) on sale of
   assets..................         0    (3,231)   15,496       --        5,262
  Other, net...............      (573)     (816)     (661)     (526)     (4,424)
                             --------  --------  --------  --------  ----------
Loss before income taxes,
 extraordinary items and
 accounting change.........   (26,308)  (36,066)   (8,691)  (21,024)    (62,660)
Income tax benefit
 (provision)...............       --        --        --        --          --
                             --------  --------  --------  --------  ----------
Loss before extraordinary
 items and accounting
 change....................   (26,308)  (36,066)   (8,691)  (21,024)    (62,660)
Extraordinary items:
  Gain (loss) on early
   extinguishment of debt..   (11,409)      --        --       (692)        --
Cumulative effect of change
 in accounting method:
  Change in method of
   accounting for income
   taxes...................     3,862       --        --        --          --
                             --------  --------  --------  --------  ----------
Net loss...................  $(33,855) $(36,066) $ (8,691) $(21,716) $  (62,660)
                             ========  ========  ========  ========  ==========
Primary loss per share.....  $  (2.63) $  (2.92) $  (0.45) $  (0.69) $    (2.00)
                             ========  ========  ========  ========  ==========
Ratio of earnings to fixed
 charges(1)................       --        --        --        --          --
OTHER FINANCIAL DATA:
Operating income before
 depreciation and
 amortization and excluding
 distributions and
 brokerage fees............  $ 51,120  $ 51,987  $ 56,763  $ 70,534  $  119,702
Capital expenditures.......    22,361    20,155    28,801    63,216      95,900
BALANCE SHEET DATA (AT END
 OF PERIOD):
Total assets...............  $434,670  $434,298  $608,289  $860,499  $1,134,129
Total debt.................   382,245   372,908   281,578   492,714     806,147
Shareholders' investment...    13,996    17,503   271,284   292,795     235,307

-------
(1) The ratio of earnings to fixed charges has been computed by dividing the sum of (a) pre-tax income, excluding in losses of affiliated entities and
    (b) interest expense, by net interest expenses. Interest expense includes interest expense on all indebtedness (including amortization of deferred debt issuance costs). Earnings were insufficient to cover fixed charges by $29,858,000, $32,249,000, $4,984,000, $21,658,000 and $59,187,000 for the
    years ended December 31, 1992, 1993, 1994, 1995 and 1996, respectively.

                           DESCRIPTION OF THE NOTES

  The following description of the particular terms of the Notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms of the Debt Securities set forth under the heading "Description of Debt Securities" in the accompanying Prospectus, to which description reference is made. The Notes will be issued pursuant to an Indenture dated as of March 23, 1995 between the Company and U.S. Trust Company of California, N.A., as trustee (the "Trustee"), as supplemented by a Second Supplemental Indenture dated March 21, 1997 (such Indenture and Second Supplemental Indenture, collectively, the "Indenture"). The Indenture is referred to in the Prospectus as the "Senior Indenture." The Notes are "Senior Debt Securities" as that term is used in the Prospectus and are also referred to in the Prospectus as the "Offered Debt Securities."

GENERAL

  The Notes are limited to $250,000,000 aggregate principal amount and will be issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. The Notes will mature on April 1, 2007 (the "Maturity Date").

  The Notes will bear interest from March 21, 1997 at a rate of 8 7/8% per annum, payable semiannually on April 1 and October 1 of each year, commencing October 1, 1997, to the person in whose name each Note was registered at the close of business on the preceding March 15 and September 15, respectively, subject to certain exceptions.

OPTIONAL REDEMPTION

  The Notes will not be redeemable by the Company prior to April 1, 2004. From April 1, 2004 until March 31, 2005, the Notes will be redeemable, in whole or in part, on at least 30 and not more than 60 days' notice at the option of the Company from time to time at 101.109% of principal amount, together with accrued interest to the date fixed for redemption. On or after April 1, 2005, the Notes will be redeemable, in whole or in part, on at least 30 and not more than 60 days' notice at the option of the Company from time to time at 100.000% of principal amount, together with accrued interest to the date fixed for redemption.

  In the event of any redemption of less than all the outstanding Notes pursuant to the foregoing provisions, the particular Notes (or portions thereof in integral multiples of $1,000) to be redeemed will be selected by the Trustee pro rata, by lot or by such other method as the Trustee shall deem fair and appropriate.

SINKING FUND

  The Notes will not be subject to any mandatory sinking fund or redemption.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), when used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities or by agreement or otherwise.

  "Affiliated Partnership" means any general or limited partnership, joint venture or other entity of a similar nature of which the Company or any Subsidiary is general or managing partner or venturer and of which the Company or any Subsidiary owns or controls at least a 0.5% interest.

  "Annualized Pro Forma Operating Cash Flow" means Pro Forma Operating Cash Flow for the latest fiscal quarter ended prior to the date as of which the Annualized Pro Forma Operating Cash Flow is being determined multiplied by four.

  "Asset Sale" means the sale, transfer, or other disposition (other than to the Company or any of its Subsidiaries) in any single transaction or series of related transactions of (a) any Capital Stock of any Subsidiary, (b) all or substantially all of the assets of the Company or any Subsidiary or (c) all or substantially all of the assets of a division, line of business, cable television system, or comparable business segment of the Company or any Subsidiary.

  "Capital Stock" means in respect of any Person, any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) corporate stock.

  "Capitalized Lease Obligation" means as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee which, in conformity with GAAP, is required to be accounted for as a capital lease on the balance sheet of that Person.

  "Cash Flow Available for Interest Expense" means, for any Person, for any period, (A) the sum of the amount for such period of (i) Net Income, (ii) Interest Expense, (iii) provisions for taxes based on income (excluding taxes related to gains and losses excluded from the definition of Net Income), (iv) depreciation expense, (v) amortization expense, and (vi) any other non-cash items reducing the Net Income of such Person for such period, minus (B) all non-cash items increasing the Net Income of such Person, all as determined on a consolidated basis in accordance with GAAP; provided that if, during such period, such Person shall have made any Asset Sale, Cash Flow Available for Interest Expense of such Person for such period shall be reduced by an amount equal to the Cash Flow Available for Interest Expense (if positive) directly attributable to the assets which are the subject of such Asset Sale for the period or increased by an amount equal to the Cash Flow Available for Interest Expense (if negative) directly attributable thereto for such period.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect against fluctuations in currency values.

  "Debt" of any Person means (without duplication) any indebtedness, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (except any such balance that constitutes a trade payable or an accrued liability arising in the ordinary course of business that is not overdue by more than 120 days or that is being contested in good faith), if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of the Company in accordance with GAAP.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession as in effect on the date of the Indenture Supplement.

  "Indebtedness" of any Person shall mean the Debt of such Person and shall also include, to the extent not otherwise included, any Capitalized Lease Obligation, the maximum fixed repurchase price of any Redeemable Stock, the aggregate liquidation preference of the issued and outstanding shares of preferred stock of any Subsidiary, indebtedness secured by a Lien to which the property or assets owned or held by such Person are subject (whether or not the obligations secured thereby shall have been assumed), guarantees of items that would constitute Indebtedness under this definition (whether or not such items would appear upon the balance sheet of such Person), letters of credit and letter of credit reimbursement obligations (whether or not such items would appear on such balance sheet), and obligations in respect of Currency Agreements and Interest Swap Obligations, and any renewal, extension, refunding or amendment of any of the foregoing. For purposes of the preceding sentence, the maximum fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon or measured by the fair market value of such Redeemable Stock (or any equity security for which it may be exchanged or converted), such fair market value shall be determined in good faith by the Board of Directors. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any such contingent obligations at such date.

  "Interest Expense" of any Person means, for any period, the aggregate amount of (i) interest in respect of Indebtedness of such Person (excluding interest attributable to cable television systems held for resale and including amortization of original issue discount on any such Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and the net costs associated with Interest Swap Obligations and Currency Agreements), and (ii) all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or accrued by such Person during such period.

  "Interest Swap Obligations" shall mean the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payment made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount.

  "Lien" means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

  "Net Income" of any Person shall mean the net income (loss) of such Person, determined in accordance with GAAP, excluding, however, (i) any gain or loss realized upon an Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) of such Person not in the ordinary course of business, and (ii) the amount of any non-recurring distribution from any Affiliated Partnership and (iii) any extraordinary gain or loss.

  "Pro Forma Operating Cash Flow" means, for any period, (A) the sum of the amount for such period of (i) Net Income, (ii) Interest Expense, (iii) provisions for taxes based on income (excluding taxes related to gains and losses excluded from the definition of Net Income), (iv) depreciation expense,
(v) amortization expense, (vi) any other non-cash items reducing the Net Income of such Person for such period, minus (B) all non-cash items increasing the Net Income of such Person for such period; all as determined on a consolidated basis for the Company and its Subsidiaries in accordance with GAAP after giving effect to the following: (i) if, during such period, the Company or any Subsidiary shall have any cable television systems held for resale, to the extent not otherwise included, Pro Forma Operating Cash Flow of the Company for such period shall be increased by an amount equal to Pro Forma Operating Cash Flow (if positive) of such cable television system held for resale for such period or decreased by an amount equal to the Pro Forma Operating Cash Flow (if negative) directly attributable thereto for such period; (ii) if, during such period, the Company or any of its Subsidiaries shall have made any Asset Sale, Pro Forma Operating Cash Flow of the Company for such period shall be reduced by an amount equal to the Pro Forma Operating Cash Flow (if positive) directly attributable to the assets which are the subject of such Asset Sale for the period or increased by an amount equal to the Pro Forma Operating Cash

Flow (if negative) directly attributable thereto for such period, and (iii) if, during such period, Indebtedness is incurred by the Company or any of its Subsidiaries for or in connection with the acquisition of any Person or business which immediately after acquisition is a Subsidiary or whose assets are held directly by the Company or a Subsidiary, Pro Forma Operating Cash Flow shall be computed so as to give pro forma effect to the acquisition of such Person or business as if such acquisition had occurred as of the first day of such period.

  "Redeemable Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the Maturity Date (as defined in the Indenture) of the Notes.

  "Restricted Payment" shall mean, with respect to any Person, (i) the declaration or payment of any dividend on, or the making of any distribution to the holders (as such) of, any shares of its Capital Stock (other than (A) dividends or distributions payable in Capital Stock (other than Redeemable Stock) of the Company, or (B) dividends or distributions from a Subsidiary to any wholly owned Subsidiary or to the Company); or (ii) the direct or indirect purchase, redemption or other acquisition or retirement for value of any Capital Stock of such Person; or (iii) any direct or indirect payment to redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that (a) is subordinate in right of payment to the Notes and (b) has a scheduled final maturity subsequent to the Maturity Date of the Notes.

  "Significant Subsidiary" shall have the meaning ascribed to it in Rule 1-02 of Regulation S-X of the Securities and Exchange Commission.

  "Subsidiary" of any specified Person means a corporation whose Capital Stock with voting power, under ordinary circumstances, to elect a majority of directors is at any time, directly or indirectly, owned by such Person or by such Person and a Subsidiary or Subsidiaries of such Person or by a Subsidiary or Subsidiaries of such Person.

CERTAIN COVENANTS

  Limitation on Restricted Payments. The Indenture provides that the Company will not, and will not permit any Subsidiary to, make any Restricted Payment if at the time of making such Restricted Payment (a) an Event of Default (as defined in the Indenture) shall have occurred and be continuing, or shall occur as a consequence thereof, or (b) if upon giving effect to such payment the aggregate amount expended for all such Restricted Payments subsequent to February 29, 1992 shall exceed the sum of (i) the excess of (X) the aggregate of Cash Flow Available for Interest Expense of the Company and its Subsidiaries on a consolidated basis, accrued during all fiscal quarters ended subsequent to February 29, 1992 over (Y) the product of (1) 1.2 and (2) the aggregate of Interest Expense of the Company and its Subsidiaries on a consolidated basis, accrued during all fiscal quarters ended subsequent to February 29, 1992, (ii) the net proceeds received by the Company from the issuance or sale, after February 29, 1992, of Capital Stock of the Company (other than Redeemable Stock) and of any convertible securities which have been converted into Capital Stock (other than Redeemable Stock), and (iii) $15,000,000.

  The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration when the payment would have complied with the dividend restriction set forth above on the date of declaration; (ii) the retirement of any shares of the Company's Capital Stock in exchange for, or out of the net proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other shares of the Company's Capital Stock (other than Redeemable Stock); and (iii) the redemption, repurchase or retirement of any Indebtedness which is subordinated to the Notes with the proceeds of, or in exchange for (a) any Indebtedness of the Company which (x) is subordinate in right of payment to the Notes and (y) has a scheduled final maturity subsequent to the Maturity Date of the Notes, or (b) any shares of the Company's Capital Stock other than Redeemable Stock.

  Limitation on Additional Indebtedness. The Indenture provides that the Company will not, and will not permit any Subsidiary to, directly or indirectly, create, incur, issue, assume or become liable for, contingently or otherwise (collectively an "incurrence"), any Indebtedness (other than the Notes) unless, after giving effect to such incurrence on a pro forma basis, Indebtedness of the Company and its Subsidiaries, on a consolidated basis, shall not be more than nine times Annualized Pro Forma Operating Cash Flow for the latest fiscal quarter preceding such incurrence for which financial statements are available. Notwithstanding the above, the Indenture does not limit (i) Indebtedness incurred in connection with Currency Agreements or Interest Swap Obligations, (ii) Indebtedness outstanding on the date of the Indenture, (iii) letters of credit and letter of credit reimbursement obligations that support performance obligations not to exceed $15,000,000 in the aggregate outstanding at any time, and (iv) Indebtedness resulting from the extension, refunding or renewal of any Indebtedness existing prior to such extension, renewal or refunding which does not result in an increase in the principal amount of such existing Indebtedness then outstanding or, in the case of existing Indebtedness which matures subsequent to the Maturity Date of the Notes, does not result in the maturity of such Indebtedness prior to the Maturity Date of the Notes or, if the existing Indebtedness is subordinated in right of payment to the Notes, the Indebtedness resulting from such extension, renewal or refunding is also subordinated in right of payment to the Notes.

  Limitation on Transactions with Affiliates. The Indenture provides that the Company will not, and will not permit any Subsidiary to, engage in any single transaction or series of related transactions having a value in excess of $10,000,000 with an Affiliate of the Company (other than a Subsidiary), or any director, officer or employee of the Company or any Subsidiary, except for (i) any payment for goods or services purchased in the ordinary course of business, (ii) temporary loans or advances to any Affiliated Partnership on a basis consistent with past practice, (iii) allocation of corporate overhead to Affiliates of the Company and to the Company and its Subsidiaries on a basis which is fair and reasonable, and (iv) the making of any payment pursuant to any agreement or arrangement with any Affiliate entered into prior to the date of the Indenture. Notwithstanding the foregoing, such provision shall not prohibit any such transaction, the terms of which, taken as a whole, are determined by the Board of Directors of the Company to be fair and in the best interests of the Company or any Subsidiary.

EVENTS OF DEFAULT

  An Event of Default is defined in the Indenture with respect to the Notes as a default in payment of principal of, or premium, if any, on the Notes at maturity or upon redemption; a default in payment of interest on the Notes, and continuance of such default, for a period of 30 days; a failure by the Company for 60 days after written notice by the Trustee or by the holders of at least 25% in principal amount of the Notes at the time outstanding to perform any other of the covenants or agreements in the Indenture; certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary; default in the payment at final maturity of principal or premium, if any, aggregating $5,000,000 or more with respect to any Indebtedness of the Company or any Subsidiary or the acceleration of any such Indebtedness, which default shall not be cured or waived, or which acceleration shall not be rescinded or annulled or a rendering of a final judgment in excess of $5,000,000 against the Company or any Subsidiary that is not discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect. For purposes of the foregoing, final maturity shall mean, in the case of Indebtedness which is payable in installments, the date on which the last installment of such Indebtedness is due or the date on which such Indebtedness is due as the result of the acceleration thereof.

  The Indenture provides that, if an Event of Default shall have occurred and be continuing, either the Trustee or the holders of 25% in principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by holders of the Notes), may declare the principal of all the Notes to be due and payable immediately. Notwithstanding the foregoing, upon certain conditions such declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the Notes then outstanding. The holders of a majority in principal amount of the Notes then outstanding may also waive any default (except a default in payment of principal or interest on the Notes) prior to such declaration. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization, all outstanding Notes will become due and payable without further action or notice.

MERGER, CONSOLIDATION OR SALE OF ASSETS

  The Company may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of its assets as an entirety or substantially as an entirety to, any Person unless (i) the Company is the surviving Person or the successor or transferee is a corporation or organized and existing under the laws of the United States, any state thereof or the District of Columbia, (ii) the successor assumes all the obligations of the Company under the Notes and the Indenture, (iii) after such transaction no default in the observance of any terms or covenants of the Indenture or Event of Default exists, and (iv) immediately after giving effect to such transaction on a pro forma basis, the consolidated Indebtedness of the Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease or conveyance or disposition has been made would not be more than nine times Annualized Pro Forma Operating Cash Flow for the latest fiscal quarter preceding such transaction for which financial statements are available.

MODIFICATION OF THE INDENTURE

  The Company and the Trustee, with the consent of the holders of not less than a majority of the aggregate principal amount of the Notes at the time outstanding, may execute supplemental indentures adding, changing or eliminating stated provisions with respect to the Notes or the Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of the Notes; however, no such supplemental indenture may (i) extend the stated maturity of the Notes, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date) without the consent of each holder of the Notes, (ii) reduce the aforesaid percentage of any of the Notes, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all the Notes then outstanding, or (iii) modify any of the provisions concerning modification of the Indenture except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of each holder of the Notes.

REPORTS TO TRUSTEE AND HOLDERS OF NOTES

  The Indenture provides that the Company must provide the Trustee with copies of the quarterly and annual reports and other information, documents and reports specified in Sections 13, 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which the Company may be required to file with the Securities and Exchange Commission (the"Commission"); or if the Company is not required to file such information, documents or reports, pursuant to any of such sections, then to file with the Trustee and the Commission, such of the supplementary and periodic information, documents and reports which may be required to be filed pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange. The Indenture also provides that the Company must provide holders of the Notes with summaries of any such information, documents and reports.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement") among the Company and Lehman Brothers Inc., Chase Securities Inc., NationsBanc Capital Markets, Inc. and TD Securities (USA) Inc. (collectively, the "Underwriters"), the Company has agreed to issue and sell to the Underwriters, and each of the Underwriters has agreed to purchase from the Company, the principal amount of Notes set forth opposite its name below.

                                                                PRINCIPAL AMOUNT
   UNDERWRITER                                                      OF NOTES
   -----------                                                  ----------------
   Lehman Brothers Inc. .......................................   $150,000,001
   Chase Securities Inc. ......................................     33,333,333
   NationsBanc Capital Markets, Inc. ..........................     33,333,333
   TD Securities (USA) Inc. ...................................     33,333,333
                                                                  ------------
       Total...................................................   $250,000,000
                                                                  ============

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

  The Underwriters propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of 0.25% of the principal amount of the Notes. The Underwriters may allow, and dealers may reallow, a concession not in excess of 0.125% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed from time to time.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes as permitted by applicable laws and regulations, but the Underwriters are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

  Certain of the Underwriters have from time to time provided customary investment banking services to the Company and expect in the future to provide such services, for which they have received and will receive customary fees and commissions. Chase Securities Inc. is an affiliate of The Chase Manhattan Bank and TD Securities (USA) Inc. is an affiliate of The Toronto-Dominion Bank. The Chase Manhattan Bank and The Toronto-Dominion Bank are each lenders to the Company under the Company's revolving credit facilities and will each receive its proportionate share of any repayment by the Company of amounts outstanding under such facilities from the proceeds of the offering of the Notes.

  Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

  If the Underwriters create a short position in the Notes in connection with the offering (i.e., if they sell more Notes than are set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing Notes in the open market.

  The Underwriters also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Underwriters purchase Notes in the open market to reduce the Underwriters' short position or to stabilize the price of the Notes, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those Notes as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The Company acquired a number of cable television systems during 1996. The historical financial statements of the significant acquired businesses filed by the Company with the Commission pursuant to the requirements of the Exchange Act are hereby incorporated by reference into this Prospectus Supplement from the Company's Current Reports on Form 8-K filed on May 14, 1996 and June 26, 1996.

                                 LEGAL MATTERS

  The validity of the Notes will be passed upon for the Company by Elizabeth
M. Steele, Vice President/General Counsel of the Company. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership that includes professional corporations), New York, New York.

                                    EXPERTS

  The consolidated financial statements and related schedules of the Company and its subsidiaries included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, which are incorporated herein by reference, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference upon the authority of said firm as experts in giving said report. The historical financial statements filed by the Company with Current Reports on Form 8-K filed on May 14, 1996 and June 26, 1996, which are incorporated herein by reference, have been audited by Ernst & Young LLP, independent auditors, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

                  QUALIFICATION OF FORWARD-LOOKING STATEMENTS

  Certain information contained in this Prospectus Supplement, in the Prospectus dated November 27, 1995 and in the documents incorporated by reference into the Prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in such documents that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as changes in the cable television industry, the Company's acquisition and clustering strategies, capital expenditures, the Company's operating strategies, the liquidation of the Company's managed partnerships, the development of new services and technologies, particularly those in the telecommunications area, the effects of competition, the Company's expansion and growth of the Company's operations and other such matters, are forward-looking statements. These forward-looking statements are based upon certain assumptions and are subject to a number of risks and uncertainties. Actual results could differ materially from the results predicted by these forward-looking statements.

PROSPECTUS
                [LOGO OF JONES INTERCABLE, INC. APPEARS HERE]

         SENIOR DEBT SECURITIES, SENIOR SUBORDINATED DEBT SECURITIES,
             SUBORDINATED DEBT SECURITIES AND CLASS A COMMON STOCK

                               ----------------

  Jones Intercable, Inc. (the "Company") may offer from time to time (i) debentures, notes and/or other unsecured evidences of indebtedness consisting of senior debt securities ("Senior Debt Securities"), senior subordinated debt securities ("Senior Subordinated Debt Securities") and subordinated debt securities ("Subordinated Debt Securities") in one or more series (collectively, the "Debt Securities") or (ii) shares of its Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), or any combination of the foregoing, having an aggregate initial public offering price not to exceed U.S. $600,000,000 or the equivalent thereof in one or more foreign currencies at prices and on terms to be determined at or prior to the time of sale. The Debt Securities may be issued as convertible Debt Securities convertible into shares of the Class A Common Stock or into other securities. The Debt Securities and the Class A Common Stock are collectively referred to as the "Securities."

  Specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying prospectus supplement (a "Prospectus Supplement"), together with the terms of the offering of the Securities, the initial offering price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will set forth, among other matters, the following with respect to the particular Securities: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior debt, senior subordinated debt or subordinated debt, authorized denominations, maturity, rate or method of calculation of interest and dates for payment thereof, any conversion, redemption, prepayment or sinking fund provisions, and the currency, currencies or currency units in which principal, premium, if any, or interest, if any, is payable and (ii) in the case of the Class A Common Stock, the number of shares and the terms of the offering and sale thereof. The Prospectus Supplement will also contain information, as applicable, about certain United States federal income tax considerations relating to the Securities in respect of which this Prospectus is being delivered.

  The Company's Class A Common Stock is traded in the over-the-counter market and is authorized for quotation on the National Market System operated by the National Association of Securities Dealers, Inc. under the symbol JOINA. Any Class A Common Stock offered will be listed, subject to notice of issuance, on such exchange. See "Price Range of Class A Common Stock."

  The Company may sell Securities directly to purchasers or through agents or dealers designated from time to time by the Company or to or through underwriters. If any agents, dealers or underwriters are involved in the sales of Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in the accompanying Prospectus Supplement. The net proceeds to the Company from the sale of the Securities will be set forth in the Prospectus Supplement.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAVE THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

               The date of this Prospectus is November 27, 1995.

  NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY AGENT, DEALER OR UNDERWRITER. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") relating to the Securities under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Securities and the Company, reference is made to the Registration Statement.

  The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of any such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

  The Company will furnish to holders of the Securities annual reports containing audited financial statements accompanied by a report thereon by the Company's independent certified public accountants.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents, which have been filed by the Company with the Commission (File No. 1-9953) pursuant to the requirements of the Exchange Act, are hereby incorporated by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1995, as amended, (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1995,
(iii) the Company's Current Report on Form 8-K dated September 8, 1995, (iv) the Company's Current Report on Form 8-K dated September 27, 1995, (v) the Company's Current Report on Form 8-K dated October 10, 1995, (vi) the Company's Current Report on Form 8-K dated November 1, 1995, (vii) the Company's Current Report on Form 8-K dated November 10, 1995 and (viii) the Company's Proxy Statement dated May 19, 1995.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date any such document is filed. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein or in any Prospectus Supplement shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus or any Prospectus Supplement to the extent that a statement contained herein or therein (or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or therein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement and this Prospectus or any Prospectus Supplement.

  The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such persons, a copy of any or all of the documents that are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such document). Requests should be directed to Elizabeth M. Steele, Vice President/General Counsel and Secretary, Jones Intercable, Inc., 9697 East Mineral Avenue, P.O. Box 3309, Englewood, Colorado 80133-3309, (303) 792-3111.

                                  THE COMPANY

  The Company is a Colorado corporation organized in 1970. The Company is primarily engaged in the cable television business. The Company also holds equity interests in a number of programming and other cable-related subsidiaries. At May 31, 1995, the Company had a total of approximately 3,480 employees. The executive offices of the Company are located at 9697 East Mineral Avenue, Englewood, Colorado 80112, and its telephone number is (303) 792-3111.

  The Company develops and operates cable television systems for itself and for its managed limited partnerships. Based on the number of basic subscribers served by the Company's owned and managed cable television systems, the Company is one of the largest cable television operators in the United States. As of May 31, 1995, the Company owned or managed 55 cable television systems serving a total of approximately 1,350,000 basic subscribers in 23 states. Glenn R. Jones, the founder, Chairman, Chief Executive Officer and major shareholder of the Company, is one of the pioneers in the cable television industry, and he has been involved in the ownership and operation of cable television systems since 1970.

  The Company has grown by acquiring and developing cable television systems for both itself and its managed partnerships, primarily in suburban areas with attractive demographic characteristics. One of the primary factors utilized by the Company in deciding to acquire a particular cable television system is the potential of the system for operating cash flow growth and value appreciation. Key elements of the Company's operating strategy include increasing basic penetration levels and revenue per subscriber through targeted marketing, superior customer service and maintenance of high technical standards. The Company has deployed fiber optic cable wherever practical in its current rebuild and upgrade projects, which improves system reliability and picture quality, increases channel capacity and provides the potential for new business opportunities. The Company has focused on pay-per-view and advertising as revenue growth opportunities, and expects to continue to do so in the future.

  Within the past several years, and at an increasing pace recently, the cable television industry has seen much change. With recent announcements of alliances between cable television companies and telephone, computer and software companies, the Company believes that the nature of the cable television business is changing from the traditional coaxial network delivering video entertainment to a more sophisticated, digital platform environment where cable systems could be capable of delivering traditional programming as well as other services, including data, telephone and expanded educational and entertainment services on an interactive basis. As this convergence of various technologies progresses, cable television companies will have to reevaluate their system architecture, upgrade their cable plants to take advantage of new opportunities and consider clustering their systems in geographic areas where they can achieve economies of scale and reasonable returns on the investments made. The Company is, on an on-going basis, evaluating its position in this changing marketplace and intends, where possible, to pursue these opportunities as they evolve. The ability of the Company to do so, however, will be dependent in large part on the availability of debt and equity financing.

  The Company intends to grow by implementing a balanced strategy directed at acquiring cable television systems from Company-managed limited partnerships and from third parties. As part of this process, certain systems owned by the Company and its managed partnerships may be sold to third parties and/or such systems may be exchanged for systems owned by other cable system operators. It is the Company's plan to cluster its cable television properties, to the extent feasible, in geographic areas where it will have an adequate number of subscribers to justify the capital expenditures required to upgrade its plant and the possible offering of telephony and other telecommunications services. The Company also intends to maintain and enhance the value of its current cable television systems through capital expenditures. Such expenditures will include, among others, cable television plant extensions and the upgrade and rebuild of certain systems. Acquisitions and capital expenditures are subject to the availability of cash generated from operations and debt and equity financing. The capital resources to accomplish these strategies are expected to be provided, in part, by the net proceeds to the Company from the sale of the Securities.

  Glenn R. Jones, the Chairman of the Board of Directors and Chief Executive Officer of the Company, is deemed to be the beneficial owner of all of the shares of Class A Common Stock and Common Stock of the Company owned by him and by Jones International, Ltd., a private company owned 100 percent by Mr. Jones, and certain of their affiliates. Mr. Jones' direct and indirect stock ownership in the Company enables him to control the election of a majority of the Company's Board of Directors and gives him voting power over approximately 41 percent of votes to be cast by all shareholders of the Company on matters not requiring a class vote. See "Description of Capital Stock."

  In December 1994, Bell Canada International Inc. ("BCI"), which has an approximate 30 percent economic interest in the Company through its indirect ownership of approximately 38 percent of the Class A Common Stock of the Company, acquired from Mr. Jones and Jones International, Ltd. and certain of their affiliates options to purchase all of the shares of the Company's Common Stock owned by Mr. Jones, Jones International, Ltd. and certain of their affiliates. These options, if and when exercised, would enable BCI to control the election of a majority of the Company's Board of Directors. BCI, through its parent company, BCE Inc., and their affiliates, is engaged in many areas of the telecommunications business. BCE Inc. is the largest telecommunications company in Canada and it also is the parent company of Bell Canada, the largest provider of telecommunications services in Canada. BCI is also affiliated with Bell Northern Research, Canada's largest research and development organization, and with Northern Telecom, a leading global manufacturer of telecommunications equipment. BCI and the Company also are principal shareholders of Bell Cablemedia plc, which is one of the largest cable communications companies providing multi-channel television and telephony services in the United Kingdom.

                              RECENT DEVELOPMENTS

  As part of its strategy of geographically clustering its cable television systems, the Company has announced several acquisitions of cable television systems from its managed partnerships and from unaffiliated parties and the exchange of cable television systems owned or to be acquired by the Company for cable television systems currently owned by unaffiliated parties. These acquisitions and exchanges are scheduled to close during the autumn of 1995 or in the first half of 1996. It is anticipated that the Company will acquire and hold these cable television systems through a wholly owned subsidiary, Jones Cable Holdings, Inc. These transactions will increase the Company's basic subscriber base to approximately 560,000, an increase of approximately 247,000. Funding for these transactions is expected to come from cash on hand, cash generated from operations and borrowings under the Company's credit facility, which currently is being renegotiated to have Jones Cable Holdings, Inc. act as the borrower and to increase the maximum amount available from $300,000,000 to $500,000,000.

  In October 1995, the Company purchased from a managed partnership the cable television system serving areas in and around Augusta, Georgia (the "Augusta System") for a purchase price of $142,618,000, subject to normal closing adjustments. The Augusta System serves approximately 67,000 basic subscribers and passes approximately 102,000 homes. The Augusta System is contiguous with the cable television system already owned by the Company serving areas in and around North Augusta, South Carolina (the "North Augusta System"). Together, the Augusta System and the North Augusta System form an operating cluster that will serve approximately 81,700 basic subscribers and pass approximately 125,700 homes.

  The Company has agreed to purchase from an unaffiliated party the cable television systems serving areas in and around Dale City, Lake Ridge, Woodbridge, Fort Belvoir, Triangle, Dumfries, Quatico, Accoquan and portions of Prince William County, all in the State of Virginia (the "Dale City System") for a purchase price of $123,000,000, subject to normal closing adjustments. These systems serve approximately 50,000 basic subscribers and pass approximately 64,100 homes. The Company also has agreed to purchase from unaffiliated companies the cable television systems serving areas in and around Manassas, Manassas Park, Haymarket and portions of Prince William County, all in the State of Virginia (the "Manassas System") for a purchase price of $71,100,000, subject to normal closing adjustments. These systems serve approximately 26,000 basic subscribers and pass approximately 39,000 homes.

  The Company has also agreed to purchase three cable television systems from various of its managed partnerships and to exchange those systems for cable television systems currently owned by an unaffiliated party. The Company has agreed to purchase from a managed partnership the cable television system serving areas in and around Carmel, Indiana (the "Carmel System") for a purchase price of $44,235,333, subject to normal closing adjustments. The Carmel System serves approximately 18,500 basic subscribers and passes approximately 24,400 homes. The Company has agreed to purchase from a managed partnership the cable television system serving areas in and around Orangeburg, South Carolina (the "Orangeburg System") for a purchase price of $18,347,667, subject to normal closing adjustments. The Orangeburg System serves approximately 12,000 basic subscribers and passes approximately 16,530 homes. The Company has agreed to purchase from a venture comprised of three managed partnerships the cable television system serving areas in and around Tampa, Florida (the "Tampa System") for a purchase price of $110,395,667, subject to normal closing adjustments. The Tampa System serves approximately 62,500 basic subscribers and passes approximately 125,000 homes. The Company has also entered into an asset exchange agreement with an unaffiliated cable television system operator pursuant to which the Company will convey to that operator substantially all of the assets of the Carmel System, the Orangeburg System and the Tampa System and cash in the amount of $3,500,000, subject to normal closing adjustments. In return, the Company will receive substantially all of the assets of cable television systems serving Andrews Air Force Base, Capitol Heights, Cheltenham, District Heights, Fairmont Heights, Forest Heights, Morningside, Seat Pleasant, Upper Marlboro, and portions of Prince George's County, Maryland (the "Prince George's County System") and a portion of Fairfax County, Virginia (the "Reston System"). The Prince George's County System and the Reston System serve approximately 85,000 subscribers.

  The Prince George's County System is contiguous to the Company's Alexandria, Virginia, Calvert County, Maryland and Charles County, Maryland cable television systems. The Reston System is approximately 12 miles from the Company's Alexandria, Virginia system. Acquisition of the Prince George's County System and the Reston System together with the acquisitions of the Dale City System and the Manassas System discussed above, will, together with cable television systems already owned or managed by the Company in the area, bring the total number of basic subscribers owned or managed by the Company in the Baltimore/Washington, D.C. metropolitan area to approximately 300,000.

  The Company has also agreed to purchase four cable television systems from various of its managed partnerships and to exchange those systems together with two systems already owned by the Company for cable television systems currently owned by an unaffiliated party. The Company has agreed to purchase from a venture comprised of four managed partnerships the cable television system serving the City of Manitowoc, Wisconsin (the "Manitowoc System") for a purchase price of $15,735,667, subject to normal closing adjustments. The Company, as general partner of the partnerships that form the venture, will receive a distribution of approximately $3,900,000 upon the closing of this transaction. The Manitowoc System serves approximately 10,500 basic subscribers and passes approximately 15,400 homes. The Company's acquisition of the Manitowoc System is subject to the approval of the holders of a majority of the limited partnership interests of each of the four constituent partnerships of the venture that owns the Manitowoc System. The Company has agreed to purchase from a managed partnership the cable television systems serving areas in and around Lodi, Ohio (the "Lodi System") for a purchase price of $25,706,000, subject to normal closing adjustments. The Lodi System serves approximately 14,700 basic subscribers and passes approximately 20,600 homes. The Company has agreed to purchase from a managed partnership the cable television system serving areas in and around Ripon, Wisconsin (the "Ripon System") for a purchase price of $3,712,667, subject to normal closing adjustments. The Ripon System serves approximately 2,450 basic subscribers and passes approximately 2,500 homes. The Company has agreed to purchase from a managed partnership the cable television system serving areas in and around Lake Geneva, Wisconsin (the "Lake Geneva System") for a purchase price of $6,345,667, subject to normal closing adjustments. The Lake Geneva System serves approximately 3,400 basic subscribers and passes approximately 5,400 homes. The Company has also entered into an asset exchange agreement with an unaffiliated cable television system operator pursuant to which the Company will convey to that operator substantially all of the assets of the Manitowoc System, the Lodi System, the Ripon System, the Lake Geneva System and the cable television systems serving areas in and around Kenosha, Wisconsin (the "Kenosha System") and Hilo, Hawaii (the "Hilo System") currently owned by the Company. The Hilo System serves approximately 17,000 basic subscribers and passes approximately 23,000 homes. The Kenosha System serves approximately 27,000 basic subscribers and passes approximately 39,000 homes. In return, the Company will receive substantially all of the assets of the cable television system serving areas in and around Savannah, Georgia (the "Savannah System") and $4,000,000 in cash, subject to normal closing adjustments. The Savannah System serves approximately 63,000 subscribers and passes approximately 100,000 homes.

  In October 1995, Cable TV Fund 11-B, Ltd., one of the Company's managed partnerships, entered into an agreement with an unaffiliated party to sell its cable television system serving areas in and around Lancaster, New York (the "Lancaster System") for a sales price of $84,000,000 in cash, subject to normal closing adjustments. The Lancaster System serves approximately 38,000 basic subscribers and passes approximately 57,000 homes. The Company, as general partner of the partnership, will receive a distribution of approximately $14,262,000 upon the closing of the sale of the Lancaster System. The closing of this transaction is subject to the approval of the sale by the holders of a majority of the limited partnership interests of Cable TV Fund 11-B, Ltd. and is expected to occur during the first half of 1996.

                      RATIO OF EARNINGS TO FIXED CHARGES

                                     YEAR ENDED MAY 31,                   THREE MONTHS
                         ---------------------------------------------  ENDED AUGUST 31,
                           1991     1992     1993      1994     1995          1995
                         --------  ------- --------  --------  -------  ----------------
                                     DOLLARS IN THOUSANDS, EXCEPT RATIOS
Pre-tax Income (Loss)... $(45,030) $23,383 $(40,266) $(25,277) $(4,001)     $(6,420)
Adjustments:
  Interest expense......   44,699   38,129   43,573    36,189   39,939       13,368
  Interest charged to
  cable
  television systems
  held
  for resale............   (4,598)     --       --        --       --           --
Equity in losses of
 limited partnerships...   11,233    8,158    2,900     4,624    2,981          923
                         --------  ------- --------  --------  -------      -------
                         $  6,304  $69,670 $  6,207  $ 15,536  $38,919      $ 7,871
Interest Expense (net).. $ 40,101  $38,129   43,573    36,189   39,939       13,368
                         --------  ------- --------  --------  -------      -------
Ratio of Earnings to
 Fixed Charges(1).......      --     1.83x      --        --       --           --
Coverage deficiency..... $(33,797) $   --  $(37,366) $(20,653) $(1,020)     $(5,497)
                         ========  ======= ========  ========  =======      =======

--------
(1) The ratio of earnings to fixed charges has been computed by dividing the sum of (a) pre-tax income, including equity in losses of limited partnerships, and (b) interest expense net of interest charged to cable television systems held for resale, by net interest expense.

                                USE OF PROCEEDS

  Except as otherwise described in the Prospectus Supplement relating to a specific offering of Securities, the net proceeds from the sale of the Securities will be added to the general funds of the Company and will be used for general corporate purposes, which may include acquisitions of cable television systems from managed partnerships and/or from unaffiliated parties, refinancings of indebtedness, working capital, capital expenditures, and repurchases and redemptions of securities.

                              CONCURRENT OFFERING

  The Company has filed a registration statement under the Securities Act for the offering, from time to time, of 2,844,678 shares of its Class A Common Stock held by various affiliates of the Company. Although this registration statement has not yet been declared effective, the Company anticipates that it will be declared effective concurrently with or shortly before or after the effectiveness of the Registration Statement filed in respect to the offering made by this Prospectus and that sales of the Class A Common Stock of the Company by such affiliates may be made from time to time concurrently with the offering made by this Prospectus. The Company will receive none of the proceeds of this concurrent offering. The Company also may file additional registration statements to offer equity or debt securities during the effectiveness of the Registration Statement filed in connection with the offering made by this Prospectus.

                                DIVIDEND POLICY

  The Company has never paid a cash dividend with respect to its shares of Common Stock or Class A Common Stock, and it has no present intention to pay cash dividends in the foreseeable future. The current policy of the Company's Board of Directors is to retain earnings to provide funds for the operation and expansion of its business. Future dividends, if any, will be determined by the Board of Directors in light of the circumstances then existing, including the Company's earnings and financial requirements and general business conditions. If cash dividends are paid in the future, the holders of the Class A Common Stock will be paid $.005 per share per quarter in addition to the amount payable per share of Common Stock. Such additional dividends on the Class A Common Stock are not cumulative but would be adjusted appropriately if cash dividends are declared with respect to a period other than a quarterly period. The Company's credit agreements restrict the right of the Company to declare and pay cash dividends without the consent of the lenders.

                      PRICE RANGE OF CLASS A COMMON STOCK

  The Company's Class A Common Stock is traded in the over-the-counter market and is authorized for quotation on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol JOINA. Any shares of Class A Common Stock offered by this Prospectus will be listed, subject to notice of issuance, on such exchange. The following table sets forth for the first quarterly period of fiscal 1996 and for each quarterly period of fiscal 1995 and 1994 the high and low reported closing prices of the Company's Class A Common Stock as reported by NASDAQ.

      PERIOD                                                       HIGH    LOW
      ------                                                      ------ -------
      1996 First Quarter........................................  15 1/2 13 3/8
      PERIOD                                                       HIGH    LOW
      ------                                                      ------ -------
      1995 First Quarter........................................  15 3/8 12
           Second Quarter.......................................  15 3/8 13 5/16
           Third Quarter........................................  16 1/4 11 3/8
           Fourth Quarter.......................................  17 1/2 13 1/4
      PERIOD                                                       HIGH    LOW
      ------                                                      ------ -------
      1994 First Quarter........................................  15 1/4 11 1/4
           Second Quarter.......................................  19     12 1/2
           Third Quarter........................................  20 1/4 15
           Fourth Quarter.......................................  15 5/8 11

  If shares of the Company's Class A Common Stock are being offered, a recent last sale price of the Class A Common Stock will be set forth on the cover page of the Prospectus Supplement.

  The Company's Common Stock also is traded in the over-the-counter market and is quoted on the National Market System of NASDAQ under the symbol JOIN.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 5,550,000 shares of Common Stock, $.01 par value per share, of which 5,113,021 shares were outstanding at August 1, 1995, and 60,000,000 shares of Class A Common Stock, $.01 par value per share, of which 26,158,305 shares were outstanding at such date.

  The outstanding shares of both classes of common stock are not subject to redemption or to any liability for further calls or assessments, and the holders of such shares do not have pre-emptive or other rights to subscribe for additional shares of the Company. All issued and outstanding shares of Common Stock and Class A Common Stock are validly issued, fully paid and nonassessable. Dividends in cash, property or shares of the Company may be paid upon the Common Stock and Class A Common Stock, if declared by the Company's Board of Directors out of any funds legally available therefor, and holders of Class A Common Stock have a cash dividend preference over holders of Common Stock, as described below. Holders of Common Stock and Class A Common Stock are entitled to share ratably in assets available for distribution upon any liquidation of the Company, subject to the prior rights of creditors, although holders of Class A Common Stock have a preference on liquidation over holders of Common Stock, as described below.

  The Class A Common Stock has certain preferential rights with respect to cash dividends and upon liquidation of the Company. In the event that cash dividends are paid, the holders of the Class A Common Stock will be paid $.005 per share per quarter in addition to the amount payable per share of Common Stock. In the case of liquidation, holders of Class A Common Stock will be entitled to a preference of $1 per share. After such amount is paid, holders of the Common Stock will then be entitled to receive $1 per share for each share of Common Stock outstanding. Any remaining amount will be distributed to the holders of Class A Common Stock and Common Stock on a pro rata basis.

  The Class A Common Stock has voting rights that are generally 1/10th of those held by the Common Stock. In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect that number of directors that constitute 25 percent of the total membership of the Board of Directors. Holders of the Common Stock, also voting as a separate class, are entitled to elect the remaining directors.

  As of October 15, 1995, the outstanding shares of Class A Common Stock constituted approximately 84 percent of the total outstanding shares of capital stock of the Company but cast only 34 percent of the votes to be cast in matters to be acted upon by shareholders of the Company not requiring a class vote, and the outstanding shares of the Company's Common Stock constituted approximately 16 percent of the outstanding capital stock of the Company, but cast approximately 66 percent of the votes to be cast by shareholders of the Company in connection with such matters.

                        DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and any variations from such general terms and provisions applicable to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

  The Debt Securities will be general unsecured obligations of the Company. The Senior Debt Securities will be senior to all subordinated indebtedness of the Company, including any Senior Subordinated Debt Securities and Subordinated Debt Securities and pari passu with other senior unsecured indebtedness of the Company. The Senior Subordinated Debt Securities will be subordinate in right of payment to any Senior Debt Securities and to certain other debt obligations of the Company that may be outstanding from time to time, pari passu with certain other senior subordinated indebtedness of the Company that may be outstanding from time to time and senior to certain subordinated indebtedness of the Company that may be outstanding from time to time, including any Subordinated Debt Securities. The Subordinated Debt Securities will be subordinate in right of payment to any Senior Debt Securities and Senior Subordinated Debt Securities and to certain other debt obligations of the Company that may be outstanding from time to time and pari passu with certain other subordinated indebtedness of the Company that may be outstanding from time to time.

  The particular terms of each series of Debt Securities offered by a particular Prospectus Supplement will be described therein. Senior Debt Securities, Senior Subordinated Debt Securities and Subordinated Debt Securities will each be issued under a separate indenture (individually an "Indenture" and collectively the "Indentures") to be entered into prior to the issuance of such Debt Securities. The Indentures will be substantially identical except for provisions relating to subordination. There may be a separate trustee (individually a "Trustee" and collectively the "Trustees") under each Indenture. It is anticipated that the Senior Debt Securities will be issued under an Indenture to be executed by the Company and U.S. Trust Company of California, N.A., as Trustee (the "Senior Indenture"). It is anticipated that the Senior Subordinated Debt Securities will be issued under an Indenture to be executed by the Company and First Trust National Association, as Trustee (the "Senior Subordinated Indenture"). It is anticipated that the Subordinated Debt Securities will be issued under an Indenture to be executed by the Company and Bank of America National Trust and Savings Association, as Trustee (the "Subordinated Indenture"). Specific information regarding a Trustee under an Indenture will be included in any Prospectus Supplement relating to the Debt Securities issued thereunder.

  The following discussion includes a summary description of all material terms of the Indentures, other than terms that are specific to a particular series of Debt Securities and which will be described in the Prospectus Supplement relating to such series. The following summaries do not purport to be complete and are subject, and are qualified in their entirety by reference to, all of the provisions of the Indentures, including the definitions therein of certain terms capitalized in this Prospectus. Wherever particular sections or articles or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such sections or articles or defined terms are incorporated herein or therein by reference.

  The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement or Prospectus Supplements will be described in such Prospectus Supplement or Prospectus Supplements relating to such series.

GENERAL

  The Indentures will not limit the aggregate principal amount of debentures, notes or other evidences of indebtedness which may be issued thereunder and Debt Securities may be issued thereunder in one or more series, in such form or forms, with such terms and up to the aggregate principal amount authorized from time to time by the Company.

  Reference is made to the Prospectus Supplement for the following terms of the Debt Securities: (1) the designation (including whether they are Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities, whether such Debt Securities are convertible and, if convertible, into what securities the Debt Securities are convertible), aggregate principal amount and authorized denominations of the Debt Securities; (2) the percentage of their principal amount at which such Debt Securities will be issued; (3) the date or dates on which the Debt Securities will mature or the method of determination thereof; (4) the rate or rates (which may be fixed or variable) at which the Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, reset features of the rates, if any, and the date or dates from which such interest will accrue or the method by which such date or dates shall be determined; (5) the dates on which any such interest will be payable and the regular record dates for such interest payment dates; (6) any mandatory or optional sinking fund or purchase fund or analogous provisions; (7) if applicable, the date after which and the price or prices at which the Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the Company or of the holder thereof and the other detailed terms and provisions of such optional or mandatory redemption; (8) if applicable, the terms and conditions upon which the Debt

Securities may be convertible or exchangeable into or exercisable for other securities (including shares of a class of capital stock of the Company or any other issuer), including the initial conversion rate, the conversion period and any other provision in addition to or in lieu of those described herein;
(9) whether such Debt Securities shall be subject to defeasance and, if so, the terms thereof; (10) any Events of Default provided with respect to the Debt Securities that are in addition to or different from those described herein; and (11) any other terms of the Debt Securities.

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the principal of (and premium, if any) and interest on the Debt Securities will be payable, and the Debt Securities will be exchangeable and transfers thereof will be registrable, at the Corporate Trust Office of the Trustee, provided that at the option of the Company, payment of any interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register.

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  Debt Securities may be issued under the Indenture as original issue discount securities to be offered and sold at a discount from the principal amount thereof. Special federal income tax, accounting and other considerations applicable to any such original issue discount securities will be described in the Prospectus Supplement relating thereto.

  Unless otherwise indicated in the Prospectus Supplement relating to a particular series of Debt Securities, the covenants applicable to the Debt Securities would not necessarily afford holders protection in the event of a highly leveraged or other transaction involving the Company or in the event of a material adverse change in the Company's financial condition or results of operation. Unless otherwise indicated in the Prospectus Supplement relating to a particular series of Debt Securities, the Debt Securities do not contain any other provisions that are designed to afford protection in the event of a highly leveraged transaction involving the Company.

SUBORDINATION

  The payment of the principal of (and premium, if any) and interest on the Subordinated Debt Securities is expressly subordinated, to the extent and in the manner set forth in any Prospectus Supplement and the Subordinated Indenture, in right of payment to the prior payment in full of all present and future Senior Indebtedness (including any Senior Debt Securities and Senior Subordinated Debt Securities then outstanding) of the Company. Senior Indebtedness is defined in the Subordinated Indenture as: (1) any indebtedness of the Company (i) for borrowed money or (ii) evidenced by a note, debenture or similar instrument (including obligations incurred under leases which are or may be capitalized under generally accepted accounting principles and purchase money obligations) given in connection with the acquisition of any property or assets, including the purchase of cable television systems and securities, (2) any indebtedness of others described in the preceding clause
(1) for which the Company is responsible or liable as guarantor or otherwise,
(3) any indebtedness now outstanding or hereafter incurred by the Company in connection with an acquisition by the Company or a subsidiary of the stock or substantially all of the assets of another person or a merger or consolidation to which the Company or a subsidiary is a party, for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise, and (4) all deferrals, renewals, extensions and refundings of any such indebtedness or obligations, other than (a) indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is subordinate in right of payment to all other indebtedness of the Company or is not superior in right of payment to the Subordinated Debt Securities or to other indebtedness which is pari passu with or subordinate to the Subordinated Debt Securities, and (b) indebtedness of the Company to a subsidiary for money borrowed or advanced. The Company has outstanding the 11.5 percent Senior Subordinated Debentures due 2004, the 10.5 percent Senior Subordinated Debentures due 2008 and the 9 5/8 percent Senior Notes due 2002, only the latter of which constitutes Senior Indebtedness. At August 31, 1995, approximately $219,261,000 of Senior Indebtedness was outstanding.

  Borrowings of the Company from commercial banks historically also have constituted Senior Indebtedness. At August 31, 1995, and as of the date of this Prospectus, no borrowings were outstanding under the Company's $300,000,000 secured revolving credit facility. The Company currently is renegotiating its credit arrangements with commercial banks that are intended to result in the transfer of certain of the Company's cable television system assets to Jones Cable Holdings, Inc., a wholly owned subsidiary of the Company. It is intended that the subsidiary would then enter into a new $500,000,000 unsecured revolving credit facility, the borrowings under which would not constitute Senior Indebtedness. While the Debt Securities will not technically be subordinate to the indebtedness incurred by Jones Cable Holdings, Inc. or any other subsidiary of the Company, the Company's cable television assets that belong to Jones Cable Holdings, Inc. will no longer be owned directly by the Company and will not be available to satisfy claims of the holders of the Debt Securities.

  The payment of the principal of (and premium, if any) and interest on the Senior Subordinated Debt Securities is expressly subordinated, to the extent and in the manner set forth in any Prospectus Supplement and the Senior Subordinated Indenture, in right of payment to the prior payment in full of all present and future Senior Indebtedness (including any Senior Debt Securities then outstanding) of the Company. Senior Indebtedness is defined in the Senior Subordinated Indenture as set forth in clauses (1), (2), (3) and
(4) above from the Subordinated Indenture; provided, however, that it excludes only indebtedness that is subordinate in right of payment to any other indebtedness of the Company and indebtedness of the Company to a subsidiary for money borrowed or advanced. The Senior Subordinated Debt Securities will rank senior to the Company's outstanding issues of subordinated indebtedness.

  The extent to which the Company may incur Senior Indebtedness and limitations thereon, if any, are set forth in the accompanying Prospectus Supplement. If Debt Securities are being offered, the aggregate principal amount of Senior Indebtedness outstanding as of a recent date will be set forth in the accompanying Prospectus Supplement.

  Upon any payment or distribution of assets of the Company to creditors upon any dissolution, winding up, total or partial liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency or receivership or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Company or otherwise, all principal of, premium, if any, and interest due on all Senior Indebtedness (including any outstanding Senior Debt Securities) must be paid in full before the holders of the Senior Subordinated Debt Securities or the Subordinated Debt Securities are entitled to receive or retain any payment thereon, and principal of, premium, if any, and interest on the Senior Subordinated Securities must be paid in full before the holders of the Subordinated Debt Securities are entitled to receive or retain any payment thereon. Subject to the payment in full of all Senior Indebtedness, the holders of the Senior Subordinated Debt Securities or the Subordinated Debt Securities will be subrogated to the rights of the holders of Senior Indebtedness (as respectively defined in the Senior Subordinated Indenture and the Subordinated Indenture) to receive payments or distributions of assets of the Company applicable to Senior Indebtedness until the Senior Subordinated Debt Securities or Subordinated Debt Securities are paid in full.

CONVERSION RIGHTS

  The terms, if any, on which Debt Securities may be exchanged for or converted (mandatorily or otherwise) into shares of Class A Common Stock of the Company or into other securities of the Company or into shares of another corporation will be set forth in the Prospectus Supplement relating thereto. See "Description of Capital Stock." The Company currently holds, either directly or through certain of its wholly owned subsidiaries, 6,225,796 American Depositary Shares ("ADSs") representing 31,128,980 Ordinary Shares of Bell Cablemedia plc, a cable/telephony company incorporated under the laws of England and Wales. If Debt Securities convertible into the Company's ADSs are offered, information about Bell Cablemedia plc and the ADSs will be set forth in the accompanying Prospectus Supplement.

EVENTS OF DEFAULT, NOTICE AND WAIVER

  An Event of Default will be defined in the Indentures with respect to Debt Securities of any series issued thereunder as a default in payment of principal or premium, if any, at maturity or upon redemption; a default in payment of interest subject to applicable grace periods; a failure by the Company for 60 days after notice to perform any other of the covenants or agreements in the Indentures; certain events of bankruptcy, insolvency or reorganization of the Company or any significant subsidiary; or any other event of default provided with respect to Debt Securities of that series.

  Each Indenture will provide that, if an Event of Default shall have occurred and be continuing, either the Trustee or the holders of 25% in principal amount of the Debt Securities of such series then outstanding may declare the principal of all the Debt Securities of such series to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the Debt Securities of such series then outstanding. The holders of a majority in principal amount of the Debt Securities of such series then outstanding may also waive any default (except a default in payment of principal or interest on the Debt Securities of such series) prior to such declaration.

  Each Indenture will require the Company to file a certificate specifying a default immediately upon becoming aware of such default, and to file annually with the Trustee a certificate either stating the absence of any default or specifying any default that exists. Each Indenture will provide that the Trustee shall, within 90 days after the occurrence of a default, give the holders of Debt Securities of any series notice of all uncured and unwaived defaults known to it; provided that, except in the case of default in the payment of principal or interest on any of the Debt Securities of such series or the making of any sinking fund payment, the Trustee will be protected in withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of such holders. The term "default" for the purpose of this provision means the occurrence of any of the Events of Default specified above, excluding any grace periods and irrespective of the giving of notice.

  Each Indenture will contain provisions entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of Debt Securities of any series before proceeding to exercise any right or power under the Indenture at the request of such holders. Each Indenture provides that the holders of a majority in principal amount of the Debt Securities of such series then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that the Trustee may decline to act if such direction is contrary to law or if the Trustee determines in good faith that the proceeding so directed would be illegal, would involve it in personal liability or would be unduly prejudicial to other holders of Debt Securities of such series. Each Indenture also will restrict the right of holders of Debt Securities of such series to initiate any suit or proceeding by requiring prior written request to the Trustee of holders of at least 25% in principal amount of the Debt Securities of such series.

  Reference is made to the Prospectus Supplement relating to any series of Debt Securities that are original issue discount securities for the particular provision relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of an Event of Default and the continuation thereof.

MERGER OR SALES OF ASSETS

  Each Indenture will provide that the Company may merge with another corporation if the Company is the surviving corporation, or may consolidate with or merge into another corporation or sell or lease all or substantially all of its assets to another corporation if (i) immediately after such transaction no default or event of default under the Indenture shall have occurred or be continuing, (ii) the resulting, surviving or transferee corporation is organized and existing under the laws of a state of the United States or the District of Columbia and (iii) such corporation agrees to pay promptly when due the principal of and interest on the Debt Securities and agrees to assume, perform and observe all the covenants and conditions of the Indenture.

MODIFICATION OF THE INDENTURES

  The Company and the Trustee, with the consent of the holders of not less than a majority of the aggregate principal amount of the Debt Securities of any series affected at the time outstanding, may execute supplemental indentures adding, changing or eliminating stated provisions of the Indentures or of any supplemental indenture or modifying in any manner the rights of the holders of the Debt Securities; however, no such supplemental indenture may
(i) extend the stated maturity of any Debt Securities, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date) without the consent of each holder of the Debt Securities of such series so affected, (ii) reduce the aforesaid percentage of any of the Debt Securities, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all the Debt Securities of such series then outstanding,
(iii) modify any of the provisions concerning modification of the Indentures except to increase any such percentage or to provide that certain other provisions of the Indentures cannot be modified or waived without the consent of each holder of the Debt Securities of such series so affected, or (iv) change the terms on which any Debt Securities are convertible or exchangeable into or exercisable for shares of a class of capital stock of the Company or any other issuer.

SATISFACTION AND DISCHARGE OF INDENTURE; DEFEASANCE

  Each Indenture may be discharged upon payment of the principal of (and premium, if any) and interest, if any, on all the Debt Securities and all other sums due thereunder. In addition, the Indentures will provide that if, within one year of the date the Debt Securities of any series becomes due and payable, or are to be called for redemption, the Company, if so permitted with respect to Debt Securities of a particular series, deposits with the Trustee, in trust for the benefit of the holders thereof, funds sufficient to pay all sums due for the principal of (and premium, if any) and interest, if any, on the Debt Securities of such series, as they shall become due or redeemable and, if certain other conditions are met, the Trustee shall cancel and satisfy such Indenture with respect to such series to the extent provided therein. The Prospectus Supplement describing the Debt Securities of such series will more fully describe the provisions, if any, relating to such cancellation and satisfaction of the Indenture with respect to such series.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities on a negotiated or competitive bid basis to or through underwriters or dealers, and also may sell the Securities directly to other purchasers or through agents. The Prospectus Supplement will describe the method of distribution of the Securities.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  If underwriters are used in the offering of the Securities, the names of the managing underwriter or underwriters and any other underwriters, and the terms of the transaction, including compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement relating to such offering. Only underwriters named in a Prospectus Supplement will be deemed to be underwriters in connection with the Securities described therein. Firms not so named will have no direct or indirect participation in the underwriting of such Securities, although such a firm may participate in the distribution of such Securities under circumstances entitling it to a dealer's commission. It is anticipated that any underwriting agreement pertaining to any Securities will (1) entitle the underwriters to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution for payment which the underwriters may be required to make in respect thereof, (2) provide that the obligations of the underwriters will be subject to certain conditions precedent, and (3) provide that the underwriters generally will be obligated to purchase all the Securities if any are purchased.

  The Company also may sell the Securities to a dealer as principal. In such event, the dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  The Securities also may be offered through agents designated by the Company from time to time. Any such agent will be named, and the terms of any such agency will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in such Prospectus Supplement, any such agent will act on a best efforts basis for the period of its appointment.

  Dealers and agents named in the Prospectus Supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the Securities described therein and, under agreements which may be entered into with the Company, may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution for payments which they may be required to make in respect thereof.

  Underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

  The anticipated place and time of delivery for the Securities will be set forth in the Prospectus Supplement.

                                 LEGAL MATTERS

  The legality of the Securities offered hereby will be passed upon for the Company by Elizabeth M. Steele, Vice President/General Counsel and Secretary of the Company.

                                    EXPERTS

  The consolidated financial statements of the Company and its subsidiaries included in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1995, which are incorporated herein by reference, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference upon the authority of said firm as experts in giving said reports.

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  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT OR UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

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                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company................................................................  S-2
The Offering ..............................................................  S-2
Recent Developments........................................................  S-3
Use of Proceeds............................................................  S-3
Capitalization.............................................................  S-4
Selected Financial Data....................................................  S-5
Description of the Notes...................................................  S-6
Underwriting............................................................... S-12
Incorporation of Certain Information by Reference.......................... S-13
Legal Matters.............................................................. S-13
Experts.................................................................... S-13
Qualification of Forward-Looking Statements................................ S-13

                                  PROSPECTUS

Available Information......................................................    2
Incorporation of Certain Information by Reference..........................    2
The Company................................................................    3
Recent Developments........................................................    4
Ratio of Earnings to Fixed Charges.........................................    6
Use of Proceeds............................................................    6
Concurrent Offering........................................................    7
Dividend Policy............................................................    7
Price Range of Class A Common Stock........................................    7
Description of Capital Stock...............................................    8
Description of Debt Securities.............................................    8
Plan of Distribution.......................................................   13
Legal Matters..............................................................   14
Experts....................................................................   14

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                                 $250,000,000

                 [LOGO OF JONES INTERCABLE, INC. APPEARS HERE]

                              8 7/8% SENIOR NOTES
                                   DUE 2007

                                ---------------

                             PROSPECTUS SUPPLEMENT

                                March 18, 1997

                                ---------------


                                Lehman Brothers

                             Chase Securities Inc.

                       NationsBanc Capital Markets, Inc.

                                 TD Securities

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